February 20, 2014

VIA ELECTRONIC EDGAR FILING

Duc Dang, Special Counsel

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	X-Treme Investments
Amendment No. 1 to Registration Statement on Form S-1
Filed January 6, 2014
File No. 333-190573

Dear Mr. Dang:

We are counsel for X-Treme Investments, Inc. (the “Company”). The Company has asked us to assist it in responding to your February 3, 2014 comment letter. We expect the Company to submit its response and file an amendment to the above-referenced Form S-1 within the next three weeks. We trust that this time frame is acceptable to the staff.

If the staff has any questions regarding the Company’s filings with the SEC, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Lazarus Rothstein
Lazarus Rothstein, Esq.

cc: Anthony Passmore, Chief Executive Officer